Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 14 DATED APRIL 11, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016, Supplement No. 5 dated January 20, 2016, Supplement No. 6 dated February 1, 2016, Supplement No. 7 dated February 4, 2016, Supplement No. 8 dated February 11, 2016, Supplement No. 9 dated March 4, 2016, Supplement No. 10 dated March 8, 2016, Supplement No. 11 dated March 24, 2016, Supplement No. 12 dated March 30, 2016 and Supplement No. 13 dated April 4, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:
(1) the determination of an estimated per share value for our shares of common stock;
(2) the revised primary offering price;
(3) the revised distribution reinvestment plan price;
(4) the revised share redemption program price;
(5) updates to the “Risk Factors” section of our prospectus
(6) updates to the “Plan of Distribution” section of our prospectus; and
(7) update to the timing for the close of the offering.
PROSPECTUS UPDATES
Determination of an Estimated Per Share Value
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares – Valuation Policy” beginning on page 150 of the prospectus and elsewhere where the context requires.
Based on the recommendation from a valuation committee comprised solely of our independent directors, including the independent Chairman of the Board (Valuation Committee), on April 8, 2016, our board of directors unanimously approved and established an estimated per share net asset value (NAV) of our common stock of $10.00 based on an estimated market value of our assets less the estimated market value of our liabilities, divided by the number of shares outstanding, as of February 29, 2016. We are providing this estimated per share NAV to assist broker-dealers participating in this offering in meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340. The estimated per share NAV will first appear on stockholder account statements for the month of April 2016, which will be delivered in May 2016. This is the first time that our board of directors has determined an estimated per share NAV of our common stock. Going forward, we intend to publish an updated estimated per share NAV on at least an annual basis.
Process
In determining the estimated value of our shares, our board of directors considered information and analysis, including valuation materials, that were provided by Cushman & Wakefield of Illinois, Inc., Valuation & Advisory group (Cushman & Wakefield), information provided by our advisor, Cole Corporate Income Advisors II, LLC (CCI II Advisors), and the estimated share value recommendation made by the Valuation Committee. Cushman & Wakefield is an independent third-party real estate advisory and consulting firm that was engaged by us to (1) estimate market values for properties with greater than eight years of remaining lease term using a direct capitalization approach, and (2) perform a discounted cash flow valuation for all of our properties with fewer than eight years of remaining lease term, as further described below. Cushman & Wakefield also reviewed our methodology for estimating fair market adjustments to the debt and determined that the approach was reasonable.

The engagement of Cushman & Wakefield was approved by our board of directors, including all of its independent members. Cushman & Wakefield’s scope of work was conducted in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. All members of the Cushman & Wakefield engagement team who certified the methodologies and assumptions applied by us hold a Member of Appraisal Institute (MAI) designation. Other than its engagement as described herein, Cushman & Wakefield does not have any direct interests in any transaction with us and has not performed any services for us.
The materials provided by Cushman & Wakefield included a range of NAVs of our shares, and our board of directors believes that the use of the “NAV Methodology,” as discussed below, as the primary or sole indicator of value has become widely accepted as a best practice in the valuation of non-listed REIT shares, and therefore our board of directors determined to use the NAV Methodology in establishing the estimated per share NAV. Based on these considerations, the Valuation Committee recommended and our board of directors established an estimated value of our common stock, as of February 29, 2016, of $10.00 per share, which was within the $9.08 to $10.69 per share valuation range calculated by Cushman & Wakefield using the NAV Methodology. The valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. Our board of directors is ultimately and solely responsible for the establishment of the estimated per share NAV.
Valuation Methodology
In preparing its valuation materials and in reaching its conclusions as to the reasonableness of the methodologies and assumptions used by us to value our assets, Cushman & Wakefield, among other things:

•	investigated numerous sales in the properties’ relevant markets, analyzed rental data and considered the input of buyers, sellers, brokers, property developers and public officials.

•
reviewed and relied upon Company-provided data regarding the size, year built, construction quality and construction type of the properties in order to understand the characteristics of the existing improvements and underlying land;

•	reviewed and relied upon Company-provided data regarding lease summaries, real estate taxes and operating expense data for the properties;

•	reviewed and relied upon Company-provided balance sheet items such as cash and other assets, as well as debt and other liabilities;

•
researched the market by means of publications, public and private databases and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the properties; and

•	performed such other analyses and studies, and considered such other factors, as Cushman & Wakefield considered appropriate.
For those assets for which Cushman & Wakefield performed a full valuation, Cushman & Wakefield utilized two approaches pursuant to the NAV Methodology in valuing our real estate assets that are commonly used in the commercial real estate industry. The following is a summary of the NAV Methodology and the valuation approaches used by Cushman & Wakefield:
NAV Methodology – The NAV Methodology determines the value of our company by determining the estimated market value of our entity level assets, including real estate assets, and subtracting the market value of our entity level liabilities, including our debt. The materials provided by Cushman & Wakefield to estimate the value of the real estate assets were prepared using discrete estimations of “as is” market valuations for each of the properties in our portfolio using the income capitalization approach as the primary indicator of value and the sales comparison approach as a secondary approach to value, as discussed in greater detail below. From the aggregate values of the individual properties, Cushman & Wakefield made adjustments to reflect balance sheet assets and liabilities. The resulting amount, which is the estimated NAV of the portfolio, is divided by the number of common shares outstanding to determine the estimated per share NAV. Cushman & Wakefield also reviewed our methodology for estimating fair market adjustments to the debt and determined that the approach was reasonable.

Determination of Estimated Market Value of Our Real Estate Assets Under the NAV Methodology
Income Capitalization Approach – The income capitalization approach first determines the income-producing capacity of a property by using contract rents on existing leases and by estimating market rent from rental activity at competing properties. Deductions are then made for vacancy and collection loss and operating expenses. The net operating income (NOI) developed in Cushman & Wakefield’s analysis is the balance of potential income remaining after vacancy and collection loss and operating expenses. This NOI was then capitalized at an appropriate rate to derive an estimate of value (the Direct Capitalization Method) or discounted by an appropriate yield rate over a typical projection period in a discounted cash flow analysis (the DCF Method). Thus, two key steps were involved: (1) estimating the NOI applicable to the subject property and (2) choosing appropriate capitalization rates and discount rates.
Cushman & Wakefield utilized the Direct Capitalization Method for the single-tenant properties in our portfolio with more than eight years remaining on their existing leases, and the DCF Method for the remaining properties.
The following summarizes the range of overall capitalization rates Cushman & Wakefield used to arrive at the estimated market values of our properties valued using the Direct Capitalization Method:

	Range	Weighted-Average
Overall Capitalization Rate	5.50% to 7.25%	6.29%

The following summarizes the range of terminal capitalization rates and discount rates Cushman & Wakefield used to arrive at the estimated market values of our properties valued using the DCF Method:

	Range	Weighted-Average
Terminal Capitalization Rate	6.75% to 7.75%	7.26%
Discount Rate	7.75% to 8.50%	8.09%
Our board of directors believes that the assumptions employed by Cushman & Wakefield in the income capitalization approach are reasonable and within the ranges used for properties that are similar to ours and held by investors with similar expectations to our investors. However, a change in the assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the capitalization rates determined for the Company’s properties valued using the Direct Capitalization Method, together with an increase of 50 basis points in the discount rates used for properties valued using the DCF Method, would result in a decrease of $0.78 per share from the mid-point of Cushman & Wakefield’s valuation range, while a corresponding basis point decrease in these rates would result in an increase of $0.83 per share from the mid-point of the valuation range. Further, each of these assumptions could change by more than 25 or 50 basis points, respectively, or not change at all.
Sales Comparison Approach – The sales comparison approach estimates value based on what other purchasers and sellers in the market have agreed to as the price for comparable improved properties. This approach is based upon the principle of substitution, which states that the limits of prices, rents, and rates tend to be set by the prevailing prices, rents, and rates of equally desirable substitutes.
Utilizing the NAV Methodology, including use of the two approaches to value our real estate assets noted above, when divided by the 47.2 million shares of our common stock outstanding on February 29, 2016, Cushman & Wakefield determined a valuation range of $9.08 to $10.69 per share.
Cushman & Wakefield prepared and provided to us a report containing, among other information, a range of net asset values for our common stock as of February 29, 2016 (the Valuation Report). On April 6, 2016, the Valuation Committee conferred with Cushman & Wakefield regarding the methodologies and assumptions used in the Valuation Report. The Valuation Committee met again to discuss the valuation on April 8, 2016.In determining a recommended NAV per share, the Valuation Committee considered the analysis provided by Cushman & Wakefield and the range of values Cushman & Wakefield determined, input from the Company’s advisor regarding the nature and  characteristics of the real estate assets in the portfolio, and general real estate market conditions.  Based upon this information, the Valuation Committee determined to recommend to our board of directors an estimated NAV per share of $10.00, a value within the range determined by Cushman & Wakefield. Our board of directors thereafter unanimously approved the Valuation Committee’s recommendation.

The table below sets forth the calculation of our estimated per share NAV as of February 29, 2016 (dollars in thousands, except per share values):

	Estimated Value	Estimated per share NAV
Investment in Real Estate Assets (1)	$1,010,701	$21.43
Other Assets	25,213	0.53
Total Assets	1,035,914	21.96

Credit Facility and Notes Payable (1)	546,551	11.59
Other Liabilities	17,648	0.37
Total Liabilities	564,199	11.96
Total Estimated Value as of February 29, 2016	$471,715	$10.00
Shares Outstanding (in thousands)	47,171
____________________

(1)	Includes the value of one property for which we have signed a purchase agreement and paid a non-refundable deposit, and the corresponding debt that will be incurred upon purchase of such property.
Exclusions from Estimated NAV
The estimated share value recommended by the Valuation Committee and approved by our board of directors does not reflect any “portfolio premium,” nor does it reflect our enterprise value, which may include a premium or discount to NAV for:

•	the size of our portfolio, as some buyers may pay more for a portfolio compared to prices for individual investments;

•	the overall geographic and tenant diversity of the portfolio as a whole;

•
the characteristics of our working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	certain third-party transaction or other expenses that would be necessary to realize the value;

•	services being provided by personnel of CCI II Advisors under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share value if we were to list our shares of common stock on a national securities exchange.
Limitations of the Estimated Share Value
As with any valuation methodology, the NAV Methodology used by our board of directors in reaching an estimate of the value of our shares is based upon a number of estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different valuation methods, estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares. In addition, our board of directors’ estimate of share value is not based on the book values of our real estate, as determined by generally accepted accounting principles, as our book value for most real estate is based on the amortized cost of the property, subject to certain adjustments.
Furthermore, in reaching an estimate of the value of our shares, our board of directors did not include a discount for debt that may include a prepayment obligation or a provision precluding assumption of the debt by a third party. In addition, although selling costs were used by Cushman & Wakefield in the individual valuation of multi-tenant properties using the DCF Method, other costs that are likely to be incurred in connection with an appropriate exit strategy, whether that strategy involves a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio, were not included in our board of directors’ estimate of the value of our shares.
As a result, there can be no assurance that:

•	stockholders will be able to realize the estimated share value upon attempting to sell their shares;

•	we will be able to achieve, for our stockholders, the estimated per share NAV upon a listing of our shares of common stock on a national securities exchange, a merger, or a sale of our portfolio; or

•
the estimated share value, or the methodology relied upon by our board of directors to estimate the share value, will be found by any regulatory authority to comply with ERISA, the Internal Revenue Code or other regulatory requirements.

Furthermore, the estimated value of our shares was calculated as of a particular point in time. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets.

Additional Information Regarding Engagement of Cushman & Wakefield
Cushman & Wakefield’s valuation materials were addressed solely to us in connection with the approval by our board of directors of an estimated value of our common stock as of February 29, 2016. Cushman & Wakefield’s valuation materials provided to us do not constitute a recommendation to purchase or sell any shares of our common stock or other securities. The estimated value of our common stock may vary depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally, such as changes in economic or market conditions, changes in interest rates, changes in the supply of and demand for commercial real estate properties and changes in tenants’ financial condition.
In connection with its review, while Cushman & Wakefield reviewed the information supplied or otherwise made available to it by us for reasonableness, Cushman & Wakefield assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Cushman & Wakefield, Cushman & Wakefield assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise Cushman & Wakefield promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.
In preparing its valuation materials, Cushman & Wakefield did not, and was not requested to, solicit third party indications of interest for our company in connection with possible purchases of our securities or the acquisition of all or any part of our company.
In performing its analyses, Cushman & Wakefield made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Cushman & Wakefield and us. The analyses performed by Cushman & Wakefield are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not reflect the prices at which properties may actually be sold, and such estimates are inherently subject to uncertainty. As stated above, our board of directors considered other factors in establishing the estimated value of our common stock in addition to the materials prepared by Cushman & Wakefield. Consequently, the analyses contained in the Cushman & Wakefield materials should not be viewed as being determinative of our board of directors’ estimate of the value of our common stock.
Cushman & Wakefield’s materials were necessarily based upon market, economic, financial and other circumstances and conditions existing prior to February 29, 2016, and any material change in such circumstances and conditions may have affected Cushman & Wakefield’s analysis, but Cushman & Wakefield does not have, and has disclaimed, any obligation to update, revise or reaffirm its materials as of any date subsequent to February 29, 2016.
For services rendered in connection with and upon the delivery of its valuation materials, we paid Cushman & Wakefield a customary fee. The compensation Cushman & Wakefield received was based on the scope of work and was not contingent on an action or event resulting from analyses, opinions, or conclusions in its valuation materials or from its use. In addition, Cushman & Wakefield’s compensation for completing the valuation was not contingent upon the development or reporting of a predetermined value or direction in value that favors our cause, the amount of the estimated value, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of the valuation materials. We also agreed to reimburse Cushman & Wakefield for its expenses incurred in connection with its services, and will indemnify Cushman & Wakefield against certain liabilities arising out of its engagement.
Revised Primary Offering Price
Commencing on April 11, 2016, the offering price for shares of our Class A common stock pursuant to our primary offering is $10.99 per share, which reflects the $10.00 estimated per share NAV plus a 7.0% selling commission and a 2.0% dealer manager fee. Accordingly, all references to a $10.00 primary offering price throughout the prospectus are hereby superseded and replaced with $10.99. All subscriptions for primary offering shares that were received in good order and fully funded by the close of business on April 8, 2016 were processed using the $10.00 per share primary offering price; all subscriptions for primary offering shares received and/or funded after the close of business on April 8, 2016 will be processed using a $10.99 per share primary offering price.

Revised Distribution Reinvestment Plan Price
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Distribution Reinvestment Plan” beginning on page 20 of the prospectus and “Summary of Distribution Reinvestment Plan” beginning on page 153 of the prospectus and elsewhere where the context requires.
Pursuant to the terms of the distribution reinvestment plan currently in effect (the DRIP), on or after the date that the board of directors determines a reasonable estimated value of our shares, distributions will be reinvested in shares of our common stock at a price equal to the most recently disclosed estimated per share value, as determined by the board of directors, less the aggregate distributions per share of any net sale proceeds from the sale of one or more of our assets or other special distributions so designated by the board of directors. Accordingly, commencing on April 11, 2016, shares of our common stock issued pursuant to the DRIP will be issued for $10.00 per share.
A participant may terminate participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any monthly distribution, such termination notice must be received by the administrator at least 10 days prior to the last business day of the month to which the distribution relates. Any notice of termination should be sent by mail to Investor Services Department, 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016.
Stockholders who presently participate in the DRIP do not need to take any action to continue their participation in the DRIP.
The table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus are superseded and replaced in their entirety as follows.

	Price to Public	Selling Commissions		Dealer Manager Fee		Net Proceeds (Before Expenses)
Primary Offering Per Share (On or prior to April 8, 2016)	$10.00	$0.70		$0.20		$9.10
Per Share (Beginning April 11, 2016)	10.99	0.77	(1)	0.22	(1)	10.00	(1)
Total Maximum	$2,500,000,000	$175,000,000		$50,000,000		$2,275,000,000

Distribution Reinvestment Plan Per Share (On or prior to April 8, 2016)	$9.50	$—		$—		$9.50
Per Share (Beginning April 11, 2016)	10.00	—		—		10.00
Total Maximum	$475,000,000	$—		$—		$475,000,000
____________________
(1) Numbers are approximate.
Share Redemption Program
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary – Share Redemption Program” beginning on page 21 of the prospectus and “Description of Shares – Share Redemption Program” beginning on page 146 of the prospectus and elsewhere where the context requires.
In accordance with the share redemption program, after such time as the board of directors has determined a reasonable estimate of the value of our shares, the per share redemption price (other than for shares purchased pursuant to the DRIP) will depend on the length of time the redeeming stockholder has held such shares as follows: after one year from the purchase date, 95% of the most recent estimated per share value; after two years from the purchase date, 97.5% of the most recent estimated per share value; and after three years from the purchase date, 100% of the most recent estimated per share value. The redemption price for shares purchased pursuant to the DRIP will be 100% of the most recent estimated per share value. As a result of the board of directors’ determination of an estimated per share NAV for shares of our common stock, commencing on April 11, 2016, the estimated per share NAV of $10.00 shall serve as the most recent estimated per share value for purposes of the share redemption program.

Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors – Risks Related to an Investment in Cole Office & Industrial REIT (CCIT II), Inc. – We will be required to disclose an estimated value per share of our common stock no later than 150 days following the second anniversary of the date on which we broke escrow in this offering, and such estimated value per share may be lower than the purchase price investors paid for shares of our common stock in this offering. The estimated value per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our company” beginning on page 25 of the prospectus.
Our estimated value per share of our common stock is an estimate as of a given point in time and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.
The offering price is based on our estimated per share NAV, as determined by our board of directors on April 8, 2016, plus any applicable per share up-front selling commissions and dealer manager fees. Subsequent estimates of our NAV will be done at least annually.
The price at which stockholders purchase shares and any subsequent values are likely to differ from the price at which a stockholder could resell such shares because: (1) there is no public trading market for our shares at this time; (2) the price does not reflect, and will not reflect, the fair value of our assets as we acquire them, nor does it represent the amount of net proceeds that would result from an immediate liquidation of our assets or sale of the company, because the amount of proceeds available for investment from this offering is net of selling commissions, dealer manager fees, other organization and offering expense reimbursements and acquisition fees and expenses; (3) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current conditions in the financial and real estate markets may affect the value of our investments; (4) the estimated value does not take into account how developments related to individual assets may increase or decrease the value of our portfolio; and (5) the estimated value does not take into account any portfolio premium or premiums to value that may be achieved in a liquidation of our assets or sale of our portfolio.
When determining the estimated per share NAV, there are currently no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that pursuant to FINRA rules the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice. Subsequent estimates of our per share NAV will be done at least annually. Our estimated per share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors – Risks Related to an Investment in Cole Office & Industrial REIT (CCIT II), Inc. – The purchase price you pay for shares of our common stock may be higher than the value of our assets per share of common stock at the time of your purchase” beginning on page 29 of the prospectus.
The purchase price you pay for shares of our common stock is based on the estimated per share NAV at a given point in time, plus any applicable per share up-front selling commissions and dealer manager fees. Our estimated per share NAV is based upon a number of estimates, assumptions, judgments and opinions that may not be, or may later prove not to be, accurate or complete, which could make the estimated valuations incorrect. As a result, our estimated per share NAV may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay may be higher than the value of our assets per share of common stock at the time of your purchase.
The per share price for shares in our primary offering and pursuant to our distribution reinvestment plan is based on our board of directors’ most recent estimated per share NAV, plus, in the case of our primary offering, applicable commissions and fees. Currently, there are no SEC, federal or state rules that establish requirements specifying the methodology to employ in determining an estimated per share NAV. Therefore, our board of directors had the discretion to choose a methodology or combination of methodologies it deemed reasonable for the determination of an estimated per share NAV; provided, however, that the determination of the estimated per share NAV must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert and must be derived from a methodology that conforms to standard industry practice.

On February 1, 2016, pursuant to the prior approval of a valuation committee of our board of directors solely comprised of our independent directors, in accordance with the valuation policies previously adopted by our board of directors, we engaged Cushman & Wakefield, an independent third-party real estate advisory and consulting firm, to assist with determining the estimated per share NAV. Cushman & Wakefield completed their valuation process on April 3, 2016. The valuation was based upon the estimated market value of our assets, less the estimated market value of our liabilities, divided by the total shares of our common stock outstanding, and was performed in accordance with the valuation guidelines established by the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. The estimated per share NAV was ultimately determined by our board of directors. Subsequent estimates of our NAV will be done at least annually.
Our estimated per share NAV is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. The estimated per share NAV is not intended to be related to any values at which individual assets may be carried on financial statements under applicable accounting standards. While the determination of our most recent estimated per share NAV was conducted with the material assistance of a third-party valuation expert, with respect to asset valuations, we are not required to obtain asset-by-asset appraisals prepared by certified independent appraisers, nor must any appraisals conform to formats or standards promulgated by any trade organization. Other than the information included in our Current Report on Form 8-K filed on April 11, 2016 regarding the estimated per share NAV, we do not intend to release individual property value estimates or any of the data supporting the estimated per share NAV. See the section of our prospectus captioned “Investment Objectives and Policies — Dilution of the Net Tangible Book Value of Our Shares” for further discussion.
Our board of directors may amend our valuation policy at any time, and there is no limitation on the ability of our board of directors to cause us to vary from any valuation policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment to the policy.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors – Risks Related to an Investment in Cole Office & Industrial REIT (CCIT II), Inc.” beginning on page 24 of the prospectus.
It may be difficult to accurately reflect material events that may impact our estimated per share NAV between valuations, and accordingly we may be selling and repurchasing shares at too high or too low a price.
Our independent third-party valuation firm will calculate estimates of the market value of our principal real estate and real estate-related assets, and our board of directors will determine the net value of our real estate and real estate-related assets and liabilities taking into consideration such estimate provided by the independent valuation firm. Our board of directors is ultimately responsible for determining the estimated per share NAV. Since our board of directors will determine our estimated per share NAV annually, there may be changes in the value of our properties that are not fully reflected in the most recent estimated per share NAV. As a result, the published estimated per share NAV may not fully reflect changes in value that may have occurred since the prior valuation. Furthermore, our advisor will monitor our portfolio, but it may be difficult to reflect changing market conditions or material events that may impact the value of our portfolio between valuations, or to obtain timely or complete information regarding any such events. Therefore, the estimated per share NAV published before the announcement of an extraordinary event may differ significantly from our actual per share NAV until such time as sufficient information is available and analyzed, the financial impact is fully evaluated, and the appropriate adjustment is made to our estimated per share NAV, as determined by our board of directors. Any resulting disparity may be to the detriment of a purchaser of our shares or a stockholder selling shares pursuant to our share redemption program.
Plan of Distribution
The following information supersedes and replaces the section of our prospectus captioned “Plan of Distribution – Compensation We Will Pay for the Sale of our Shares” beginning on page 185 of the prospectus.
Except as provided below, we generally will pay to our dealer manager, Cole Capital Corporation, selling commissions in the amount of 7.0% of the gross proceeds of our primary offering. We also will pay our dealer manager a fee in the amount of 2.0% of the gross proceeds of our primary offering as compensation for acting as our dealer manager and for expenses incurred in connection with marketing and due diligence expense reimbursement. No sales commissions or dealer manager fees will be paid with respect to shares purchased pursuant to our distribution reinvestment plan. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares.

Our dealer manager will reallow to other broker-dealers participating in this offering all of the 7.0% selling commissions paid to our dealer manager in respect of shares sold by such participating broker-dealers. In addition, our dealer manager may reallow to each of the participating broker-dealers all or a portion of the dealer manager fee earned on the proceeds raised by the participating broker-dealer. This reallowance would be in the form of a non-accountable marketing allowance and due diligence expense reimbursement. The amount of the reallowance will be determined by our dealer manager based upon a number of factors including the number of shares sold by the participating broker-dealers in this offering, the participating broker-dealer’s level of marketing support and bona fide conference fees incurred, each as compared to those of the other participating broker-dealers.
We expect our dealer manager to utilize two distribution channels to sell our shares, FINRA-registered broker-dealers and non-registered investment advisory representatives. In the event of the sale of shares in our primary offering by broker-dealers that are members of FINRA, the purchase price generally was $10.00 per share on or prior to April 8, 2016 and will be $10.99 per share beginning on April 11, 2016. Selling commissions and dealer manager fees generally will be paid in connection with such sales as set forth in the table below. In the event of the sale of shares in our primary offering through an investment advisory representative, the purchase price for such shares was $9.30 per share on or prior to April 8, 2016 and is $10.22 per share beginning on April 11, 2016, reflecting the fact that we will not pay our dealer manager the 7.0% selling commission on such shares, as described in more detail below. All such sales must be made through a registered broker-dealer of record.

	Percentage of Primary Offering	Total Maximum Amount
Primary Offering
Total Primary Offering	100.0%	$2,500,000,000
Selling Commissions(1)	7.0%	175,000,000
Dealer Manager Fees(2)	2.0%	50,000,000
Proceeds to Cole Office & Industrial REIT (CCIT II), Inc.(3)	91.0%	$2,275,000,000

Distribution Reinvestment Plan
Total Distribution Reinvestment Plan Offering	100.0%	$475,000,000
Selling Commissions	—%	—
Dealer Manager Fees	—%	—
Proceeds to Cole Office & Industrial REIT (CCIT II), Inc.(3)	100.0%	$475,000,000

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(1)	All selling commissions will be reallowed to participating broker-dealers.

(2)	All or a portion of the dealer manager fee will be reallowed to participating broker-dealers.

(3)	Before payment of other organization and offering expenses.
We will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap fee” feature. In instances where the investment advisory representative is affiliated with a participating broker-dealer, investors may agree with their participating brokers to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (a) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (b) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transaction. All investors will be deemed to have contributed the same amount per share to us for purposes of declaring and paying distributions. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in our shares. In connection with the sale of shares to investors who elect the fixed or “wrap fee” feature, our dealer manager may pay to the investment advisor or other financial advisor or the company that sponsors the wrap account, marketing support, service or other denominated fees. In all events, the amount of the dealer manager fee and any services or other fee paid in connection with the sale of shares to investors whose contracts for investment advisor or related brokerage services include a fixed or wrap fee feature will not exceed 10% of the gross proceeds of the shares acquired by such investors.

We may sell shares in our primary offering to retirement plans of broker-dealers participating in the offering, to broker-dealers in their individual capacities, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives in their individual capacities (and their spouses, parents and minor children) at a discount. The purchase price for such shares was $9.30 per share on or prior to April 8, 2016 and is $10.22 per share beginning on April 11, 2016, reflecting the fact that the 7.0% selling commissions will not be payable in connection with such sales. The net proceeds to us from such sales will not be affected by such sales of shares at a discount.
We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine, or tickets to a sporting event. In no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.
We have agreed to indemnify the participating broker-dealers, including our dealer manager and selected registered investment advisors, against certain liabilities arising under the Securities Act. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.
In addition to the compensation described above, our sponsor may pay certain costs associated with the sale and distribution of our shares. Such payments will be deemed to be “underwriting compensation” by FINRA. In accordance with the rules of FINRA, the table below sets forth the nature and estimated amount of all items that will be viewed as “underwriting compensation” by FINRA that are anticipated to be paid by us and our sponsor in connection with the offering. The amounts shown assume we sell all of the shares offered hereby and that all shares are sold in our primary offering through participating broker-dealers, which is the distribution channel with the highest possible selling commissions and dealer manager fees.

	Estimated Amount	Percent of Maximum Offering (Not Including Distribution Reinvestment Plan)
Selling commissions	$175,000,000	7.0%
Dealer manager fees, including fees reallowed to participating broker dealers	34,855,639	1.4%
Dealer manager wholesaling commissions, salaries and expense reimbursement	33,540,044	1.3%
Broker-dealer conference fees, training and education meetings, business entertainment, logoed items and sales incentives	5,954,317	0.2%
Due diligence allowance	400,000	*
Legal fees of our dealer manager	250,000	*
Total (1)	$250,000,000	10.0%

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*	Less than 0.01%

(1)
Of this total amount, $175 million and $50 million (7.0% and 2.0% of gross offering proceeds, excluding proceeds from our distribution reinvestment plan) will be paid by us from the proceeds of this offering in the form of selling commissions and dealer manager fees, respectively. The remaining $25 million (1.0% of gross offering proceeds, excluding proceeds from our distribution reinvestment plan) in expenses will be paid from proceeds from this offering in the form of reimbursements to our advisor for other organization and offering expenses.

It is important to note that we are permitted to reimburse our advisor an amount up to 2.0% of gross offering proceeds, including proceeds from sales of shares under our distribution reinvestment plan, for other organization and offering expenses, which includes both underwriting and non-underwriting expenses. As shown in the “Management Compensation” table elsewhere in our prospectus, we expect to reimburse non-underwriting organization and offering expenses up to $34.5 million. In no event will the total amount of underwriting compensation paid by us in the form of organization and offering expense reimbursements exceed an amount equal to 1.0% of the gross offering proceeds, excluding proceeds from our distribution reinvestment plan.

The total amount of underwriting compensation, including selling commissions, dealer manager fees and other expenses paid or reimbursed by us, our sponsor or any other source in connection with the offering, will not exceed 10% of the gross proceeds of the primary offering.

The following information supersedes and replaces the section of our prospectus captioned “Plan of Distribution – Shares Purchased by Affiliates” on page 188 of the prospectus.
Our executive officers and directors, as well as officers and employees of CCI II Advisors and their family members (including spouses, parents, grandparents, children and siblings) or other affiliates and officers and directors of other programs sponsored by Cole Capital, may purchase shares in the primary offering at a discount. The purchase price for such shares was $9.10 per share on or prior to April 8, 2016 and is $10.00 per share beginning on April 11, 2016, reflecting the fact that the 7.0% selling commission and the 2.0% dealer manager fee will not be payable in connection with such sales. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Pursuant to our charter, VEREIT OP will be prohibited from selling the 20,000 shares of our common stock it owned as of September 17, 2013 for so long as Cole Capital remains our sponsor; provided, however, that VEREIT OP may transfer ownership of all or a portion of these shares of our common stock to other affiliates of our sponsor. Our executive officers, directors and other affiliates will be expected to hold their shares purchased as stockholders for investment and not with a view towards resale. In addition, shares purchased by CCI II Advisors or its affiliates will not be entitled to vote on any matter presented to the stockholders for a vote regarding the removal of our advisor or any director or any of their affiliates, or any transaction between us and any of them. Shares purchased by our executive officers, directors, advisor and any of their affiliates will not be subject to a lock-up agreement. With certain exceptions, no director, officer, advisor or any affiliate may own more than 9.8% (in value or number of shares, whichever is more restrictive) of the aggregate of our outstanding common stock, unless exempted by our board of directors.
The following information supersedes and replaces the first paragraph in the section of our prospectus captioned “Plan of Distribution – Volume Discounts” beginning on page 188 of the prospectus.
We generally will pay to our dealer manager, Cole Capital Corporation, a selling commission equal to 7.0% of the gross proceeds of our primary offering. However, the selling commission we will pay in respect of purchases of $500,001 or more will be reduced with respect to the dollar volume of the purchase in excess of that amount. Volume discounts reduce the effective purchase price per share of common stock, allowing large volume purchasers to acquire more shares with their investment than would be possible if the full 7.0% selling commission was paid. Volume discounts will be made available to purchasers in accordance with the following table:

Subscription Amount	Selling Commission Percent
Class A shares
Up to $500,000	7.0%
$500,001-$1,000,000	6.0%
$1,000,001-$2,000,000	5.0%
$2,000,001-$3,000,000	4.0%
$3,000,001-$4,000,000	3.0%
Over $4,000,000	2.0%
Close of the Offering
Our board of directors has approved the close of the primary offering on July 29, 2016. In connection with the closing, our policy will be to accept subscription agreements only if they are received by our transfer agent on or before the close of business on July 29, 2016 and fully funded and in good order no later than the close of business on August 31, 2016. We intend to continue to issue shares of our common stock pursuant to our DRIP following the termination of our primary offering.

CCIT2-SUP-14D